UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INSIGHT COMMUNICATIONS COMPANY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

45768V108

(CUSIP Number)

J. Kevin Mills

Thomas D. Twedt

Dow, Lohnes & Albertson, PLLC

1200 New Hampshire Avenue, N.W.

Washington, D.C.  20036  (202) 776-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adeline Kempner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,421

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,421

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) IN

*  The denominator is based on 51,841,390 shares of Class A Common Stock outstanding as of October 31, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended September 30, 2005.  The Reporting Persons (as defined under Item 2 of this Amendment No. 3 to Schedule 13D) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Reporting Person may be deemed to beneficially own the shares held by all other Reporting Persons.  The aggregate number of shares beneficially owned by all of the Reporting Persons is 11,303,409, which includes 8,489,454 shares of Class B Common Stock and 558,456 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days.

The shares deemed to be beneficially owned by Adeline Kempner represent less than one-tenth of one percent of the total outstanding votes of the Common Stock as a single class.  The aggregate shares of Common Stock beneficially owned by all of the Reporting Persons represent approximately 5.4% of the outstanding shares of Class A Common Stock, 100% of the outstanding shares of Class B Common Stock and approximately 64.1% of the total outstanding votes of the Common Stock as a single class.

Item 1.  Security and Issuer

The class of equity securities to which this Amendment No. 3 to Schedule 13D (this “Amendment”) relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Insight Communications Company, Inc., a Delaware corporation (“Insight”).  The principal executive offices of Insight are located at 810 7th Avenue, New York, New York 10019.

Item 2.  Identity and Background

This Amendment is being filed by:

•                  Sidney R. Knafel; Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees (the “Trustees”) under Trusts F/B/O Knafel children (the “Trusts”); Michael S. Willner; James S. Marcus; Thomas L. Kempner; and Andrew G. Knafel (collectively, the “Original Reporting Persons”);

•                  Nancy Askin; Helen–Mae Askin; Seymour R. Askin, Jr.; Gerold Bezzenberger; Victoria Hamilton; K. David Isaacs; Kaufman Family Interests L.P.; Mercedes Kaufman, as trustee under the Betty K. Weisberger Trust; Jeffrey A. Kaufman; Jonathan A. Kaufman; John S. Scherlis; Leonard Scherlis; Barbara Scherlis; Thomas G. Scherlis; William L. Scherlis; Lillian C. Scherlis; Sophia G. Scherlis; Ann Bernhard; Alan H. Kempner, III; Michael Coleman Kempner; Michael Ward, as trustee under the Michael Coleman Kempner Trust U/A 5/19/64; Judith M. Bishop, as trustee under the Carl Loeb Kempner, Jr. Trust U/A 5/19/64; Doris Kempner; Mary L. Umlauf, as trustee under the Kathryn Kempner Poteat Trust U/A 5/19/64; Arthur Shulman; Marc Nathanson; Bruce Levy; and Adeline Kempner (collectively, the “Holdco Reporting Persons”); and

•                  John Abbot, Elliot Brecher, Pamela Euler Halling, Mary Rhodes, Elizabeth Grier, Charles E. Dietz, Daniel Mannino, Heather Wright, Gregory B. Graff, John W. Hutton, James D. Morgan, Walter Kelley, Dan McComas and Mara Bannard (collectively, the “Rollover Investors” and together with the Original Reporting Persons and the Holdco Reporting Persons, the “Reporting Persons”).

The Reporting Persons are filing this Amendment because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of the Schedule 13D (as defined below).  Except as expressly set forth in this Amendment, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock or Class B Common Stock of Insight, par value

$0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), beneficially owned by any other Reporting Person.

This Amendment amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2005 as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 29, 2005 (“Amendment No. 1 to Schedule 13D”) and Amendment No. 2 to Schedule 13D filed with the Commission on November 14, 2004 (“Amendment No. 2 to Schedule 13D” and collectively with the Original 13D, Amendment No. 1 to Schedule 13D and this Amendment, the “Schedule 13D”).  Except as modified herein, the Original 13D, as amended by Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D, is unmodified.  Capitalized terms used but not defined in this Amendment shall have the meaning given in Amendment No. 1 to Schedule 13D or Amendment No. 2 to Schedule 13D, as the case may be.

To the best knowledge of the persons filing this Amendment, the name, business address and present principal occupation or employment of each Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

To the best knowledge of the persons filing this Amendment, during the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the persons filing this Amendment, during the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the persons filing this Amendment, each Reporting Person is a citizen of the United States of America, except Gerold Bezzenberger, who is a citizen of Germany.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in the initial public offering of Insight, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of Insight.

The Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Class A Common Stock and Class B Common Stock to be converted in the Merger into the right to receive the Merger Consideration, to settle outstanding, in-the-money options and to pay estimated fees and expenses is approximately $657 million.  The majority of these funds will be provided by affiliates of The Carlyle Group (the “Sponsor”) and PH Investments, LLC, an entity affiliated with Amos B. Hostetter, Jr. (“PH Investments”), through a cash investment in Insight Acquisition Corp. (“Parent”).  The Sponsor will invest an amount equal to the Sponsor’s reasonable estimate (after good faith consultation with Sidney Knafel and Michael Willner) of the aggregate amount of cash that Parent will need to pay the Merger Consideration of $11.75 per share to be paid to the stockholders whose shares of Class A Common Stock will be converted into the right to receive cash in the Merger, less the amount of the cash investments by PH Investments, provided that the amount provided by the Sponsor shall not exceed $606,305,000.  The Reporting Persons and the Sponsor currently expect that all other costs, expenses and liabilities of Parent and Insight arising out of or relating to the transaction shall be paid by Insight from cash available to Insight immediately prior to the consummation of the Merger.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

Concurrently with the execution of the Merger Agreement, Insight, Parent, the Sponsor and the Original Reporting Persons entered into an Exchange Agreement.  As of November 10, 2005, the Reporting Persons, Insight, Parent, the Sponsor and Continuing Investor Holding Company, LLC (“Holdco”) entered into an Amended and Restated Exchange Agreement (the “Amended and Restated Exchange Agreement”) in connection with the Holdco Reporting Persons and the Rollover Investors becoming parties to the Exchange Agreement.  As of December 14, 2005, Insight, Parent, Sidney Knafel, Michael Willner and the Sponsor entered into the First Amendment to Amended and Restated Exchange Agreement (the “First Amendment”).  The Amended and Restated Exchange Agreement governs the exchange of Insight common stock by the Reporting Persons for a continuing investment in Insight and certain other matters related to the Merger.  The material provisions of the Amended and Restated Exchange Agreement are described in Amendment No. 2 to Schedule 13D, and the complete Amended and Restated Exchange Agreement is incorporated herein by reference as Exhibit 7.04 hereto.  The First Amendment amends the Amended and Restated Exchange Agreement to add Adeline

Kempner as a party to the Amended and Restated Exchange Agreement and to update Exhibit A thereto. The complete First Amendment is filed herewith as Exhibit 7.05 hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  See Items 7 and 9 of the cover pages to Amendment No. 2 to Schedule 13D and to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each of the Reporting Persons.

(b)  See Items 8 and 10 of the cover pages to Amendment No. 2 to Schedule 13D and to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 51,841,390 shares of Class A Common Stock outstanding as of October 31, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended September 30, 2005; (ii) the number of shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock, if any, beneficially owned by such Reporting Person; and (iii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock held by such Reporting Person that are exercisable within 60 days, if any.  The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Class A Common Stock set forth in clause (i) above and 8,489,454 shares of Class B Common Stock outstanding as of October 31, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended September 30, 2005.  Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by such Reporting Person.

(c)  The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

Reporting Person	Transaction Type	Date	Number of Shares	Price per Share	Market
Victoria Hamilton	Gift	October 30, 2005	1,000	$11.60	None
	Gift	October 31, 2005	1,498	$11.60	None
Pamela Euler Halling(1)	Sale	November 17, 2005	18,582	$11.43	Open Market
Mary Rhodes(1)	Sale	November 16, 2005	4,211	$11.43	Open Market
Daniel Mannino(1)	Sale	November 16, 2005	9,288	$11.44	Open Market
Elizabeth Grier(1)	Sale	November 16, 2005	2,333	$11.44	Open Market
Heather Wright(1)	Sale	November 17, 2005	3,151	$11.45	Open Market

(1)                                  Represents sales to satisfy withholding obligations with respect to the vesting of 20% of outstanding Loan Program Exchange Shares on November 15, 2005.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following at the end thereof:

The description of the material terms of the Amended and Restated Exchange Agreement are incorporated herein by this reference.

Adeline Kempner has entered into an Exchange Agreement Joinder, a copy of which is filed as Exhibit 7.06 to this Amendment.

Adeline Kempner has entered into a Joinder to Joint Filing Agreement, a copy of which is filed as Exhibit 7.02 to this Amendment.

Item 7.  Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 10, 2005 (incorporated by reference to Exhibit 7.01 to Amendment No. 2 to Schedule 13D).

Exhibit 7.02	Joinder to Joint Filing Agreement, dated as of December 14, 2005.

Exhibit 7.03	Agreement and Plan of Merger, dated as of July 28, 2005, by and between Parent and Insight (incorporated by reference to Exhibit 7.02 to Amendment No. 1 to Schedule 13D).

Exhibit 7.04

Amended and Restated Exchange Agreement, dated as of November 10, 2005, by and among Parent, Insight, Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P., CP IV Coinvestment, L.P. and the Reporting Persons (incorporated by reference to Exhibit (d)(2) to Amendment No. 3 to Schedule 13E-3 filed by Parent, Insight and certain others with the Commission on November 10, 2005).

Exhibit 7.05

First Amendment to Amended and Restated Exchange Agreement, dated as of December 14, 2005, by and among Parent, Insight, Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.

Exhibit 7.06	Joinder to Amended and Restated Exchange Agreement for Adeline Kempner.

Exhibit 7.07	Form of Amended and Restated Certificate of Incorporation of Insight.

Exhibit 7.08

Principals’ Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.05 to Amendment No. 1 to Schedule 13D).

Exhibit 7.09

First Amendment to Principals’ Agreement, dated as of November 14, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.06 to Amendment No. 2 to Schedule 13D).

Exhibit 7.10	Voting Agreement, dated as of July 28, 2005, by and between Parent and the Insight stockholders named therein (incorporated by reference to Exhibit 7.06 to Amendment No. 1 to Schedule 13D).

Exhibit 7.11	Subscription Agreement, dated as of November 14, 2005, by and among PH Investments, LLC, Insight, Parent, Sidney R. Knafel, Michael S. Willner, Carlyle

Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.08 to Amendment No. 2 to Schedule 13D).

Exhibit 7.12	Power of Attorney for Continuing Investors.

Exhibit 7.13	Power of Attorney for Holdco Continuing Investors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	/s/ Sidney R. Knafel
Date		Sidney R. Knafel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005
Date	By:	*
Andrew G. Knafel, as Trustee under
Trust F/B/O Andrew G. Knafel dated September 13, 1978,
Trust F/B/O Douglas R. Knafel dated September 13, 1978,
Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,
Trust F/B/O Douglas R. Knafel dated November 6, 1983

December 14, 2005	By:	*
Date		Andrew G. Knafel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	/s/ Michael S. Willner
Date		Michael S. Willner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		James S. Marcus

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Thomas L. Kempner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		John Abbot

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Elliot Brecher

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Pamela Euler Halling

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Mary Rhodes

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Elizabeth Grier

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Charles E. Dietz

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Daniel Mannino

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Heather Wright

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Gregory B. Graff

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		John W. Hutton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		James D. Morgan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Walter Kelley

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Dan McComas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Nancy Askin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Helen-Mae Askin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Seymour R. Askin, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Mara R. Bannard

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Ann Bernhard

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Gerold Bezzenberger

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Victoria Hamilton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		K. David Isaacs

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kaufman Family Interests L.P.

December 14, 2005	By:	*
Date		Name:	Robert E. Kaufman
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Mercedes Kaufman, as trustee
under Betty K. Weisberger Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Jeffrey A. Kaufman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Jonathan A. Kaufman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Michael Coleman Kempner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Doris Kempner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Alan H. Kempner III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Mary L. Umlauf, as trustee under the
Kathryn Kempner Poteat Trust U/A 5/19/64

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Judith M. Bishop, as trustee under the
Carl Loeb Kempner, Jr. Trust U/A 5/19/64

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Michael Ward, as trustee under the
Michael Coleman Kempner Trust U/A 5/19/64

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		John S. Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Leonard Scherlis

	By:	*
Barbara Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Lillian C. Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Sophia G. Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Thomas G. Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		William L. Scherlis

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Marc Nathanson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Bruce Levy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Adeline Kempner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2005	By:	*
Date		Arthur Shulman

*                 Michael S. Willner, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

December 14, 2005	By:	/s/ Michael S. Willner
Date		Michael S. Willner

Appendix A

Reporting Persons

Name	Business Address	Principal Occupation	Employed

Sidney R. Knafel*	SRK Management Co. 810 7th Avenue New York, New York 10019	Managing Partner SRK Management Co.	SRK Management Co. 810 7th Avenue New York, New York 10019

Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees under Trusts F/B/O Knafel children	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	N/A	N/A

Michael S. Willner*	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice Chairman, President and Chief Executive Officer, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

James S. Marcus*	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Retired	N/A

Thomas L. Kempner*	Loeb Partners Corporation 61 Broadway New York, New York 10006	Chairman and Chief Executive Officer, Loeb Partners Corporation	Loeb Partners Corporation 61 Broadway New York, New York 10006

Andrew G. Knafel	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262	Farmer	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262

John Abbot	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, and Chief Financial Officer, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Elliot Brecher	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, General Counsel and Secretary, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Pamela Euler Halling	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, Marketing and Programming, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Mary Rhodes	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, Training, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Elizabeth Grier	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice President, Administration, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Charles E. Dietz	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President and Chief Technology Officer, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Daniel Mannino	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President and Controller, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Heather Wright	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice President, Consumer Marketing and Brand Strategy, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Gregory B. Graff	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, Video Services, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

John W. Hutton	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, Operations, East Region, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

James D. Morgan	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Senior Vice President, Human Resources, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Walter Kelley	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice President, Billing Services, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Dan McComas	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice President, Engineering, East Region, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

Nancy Askin	40 Harvard Road #2 Shirley, MA 01464	Landscape Design and Maintenance	Self-Employed

Helen-Mae Askin	26 Mayfair Lane Greenwich, CT 06830	Not Employed	N/A

Seymour R. Askin, Jr.	26 Mayfair Lane Greenwich, CT 06830	Retired	N/A

Mara R. Bannard	SRK Management Co. 810 7th Avenue New York, New York 10019	Office Manager of Insight Communications Company, Inc. Officer Manager of SRK Management Co.	SRK Management Co. (See Address) Insight Communications Company, Inc.

Ann Bernhard	Loeb Partners Corporation 61 Broadway, 24th Fl. New York, New York 10006	Assistant to the Chairman and CEO and Vice President of Research at Loeb Partners Corporation	Loeb Partners Corporation 61 Broadway, 24th Fl. New York, New York 10006

Gerold Bezzenberger	Ludwigkirchstrasse 1 10719 Berlin Gremany	Attorney	Self-Employed

Victoria Hamilton	136 East 64th Street New York, NY 10021	Director	The Washington Advisory Group, an LECG Company 1275 K Street, NW Suite 1025 Washington, DC 20005

K. David Isaacs	SRK Management Co. 810 7th Avenue New York, New York 10019	Certified Public Accountant	SRK Management Co. 810 7th Avenue New York, New York 10019

Kaufman Family Interests	c/o Robert E. Kaufman 450 S.E. 5th Avenue #701 Boca Raton, FL 33432	N/A	N/A

Mercedes Kaufman, as trustee under Betty K. Weisberger Trust	c/o Robert E. Kaufman 450 S.E. 5th Avenue #701 Boca Raton, FL 33432	N/A	N/A

Robert E. Kaufman	450 S.E. 5th Avenue #701 Boca Raton, FL 33432	President	Kaufman Family Interests, L.P. 450 S.E. 5th Avenue #701 Boca Raton, FL 33432

Jeffrey A. Kaufman	60 Savoy Road	Managing Director,	Putnam Investments

	Needham, MA 02492	Senior Portfolio Manager	One Post Office Square Boston, MA 02109

Jonathan A. Kaufman	1725 Osprey Bend Weston, FL 33327	President	Nature Expeditions International, Inc. 7860 Peters Road, Suite F-103 Plantation FL, 33324

Michael Kempner	116 East 68th Street Apt. 7A New York, NY 10021	General Partner of KS Capital Partners, L.P.	KS Capital Partners, L.P. 11 West 42nd Street (Apt. 7/8A) New York, NY 10021

Doris Kempner	20 The Crossing Purchase, NY 10577	Social Worker	Westchester Jewish Community Services 845 North Broadway Suite 2 White Plains, NY 10603

Alan H. Kempner III	7415 East Lincoln Drive Scottsdale, AZ 85250	Realtor	Self-Employed

John S. Scherlis	2853 Ontario Rd, NW #305 Washington, D.C. 20009	Consulting Conservation Biologist	Self-Employed

Leonard and Barbara Scherlis	3908 North Charles Street Apt. 900 Baltimore, MD 21218	Consultant	Self-Employed

Lillian C. Scherlis	c/o Dr. William L. Scherlis 5854 Aylesboro Avenue Pittsburgh, PA 15217	Minor Child	N/A

Sophia G. Scherlis	c/o Dr. William L. Scherlis 5854 Aylesboro Avenue Pittsburgh, PA 15217	Minor Child	N/A

Thomas G. Scherlis	c/o Dr. William L. Scherlis 5854 Aylesboro Avenue Pittsburgh, PA 15217	Minor Child	N/A

William L. Scherlis	5854 Aylesboro Avenue Pittsburgh, PA 15217	Professor and Department Head	Carnegie Mellon University 5000 Forbes Avenue Pittsburgh, PA 15213

Marc Nathanson	Mapleton Investments 10900 Wilshire Blvd., Suite 1500 Los Angeles, CA 90024	Trustee for the Falcon Cable Trust	Falcon Cable Trust c/o Mapleton Investments 10900 Wilshire Blvd., Suite 1500 Los Angeles, CA 90024

Bruce Levy	M. Block & Sons, Inc. 520 W. 73rd St. Bedford Park, IL 60638	Chief Executive Officer	M. Block & Sons, Inc. 520 W. 73rd St. Bedford Park, IL 60638

Arthur Shulman	11 Lakewood Circle North Greenwich, CT 06830	Investor	Self-Employed

Adeline Kempner	520 East 12th Street Apt 6A New York, NY 10009	Artist	Self-Employed

*  Director of Insight Communications Company, Inc.